Exhibit 99.1

For Immediate Release

March 22, 2012

SAP Recommends Dividend Increase of 83% to €1.10 per Share After Record Year

WALLDORF, Germany — March 22, 2012 — Today, the Supervisory Board of SAP AG (NYSE: SAP) has decided to follow the recommendation of the Executive Board to propose at the Annual General Meeting of Shareholders a dividend of €1.10 per share for the fiscal year 2011. This represents an increase of 83% to €1.10 compared to last year’s dividend of €0.60. The dividend includes a special dividend of €0.35 per share to celebrate SAP’s 40th anniversary. If the Annual General Meeting of Shareholders approves this recommendation, the total amount distributed in dividends would be around €1.3 billion (2010: €713 million). The dividend payout ratio would be 38% (2010: 39%).

The Annual General Meeting of Shareholders is scheduled for May 23, 2012 in Mannheim, Germany. The payment of the dividend is scheduled on or after May 24, 2012.

Note to holders of SAP ADRs (American Depositary Receipts): One SAP ADR represents one SAP AG share. The final dividend is dependent upon the euro/US dollar exchange rate. SAP AG pays cash dividends on the ordinary shares in euro, so exchange rate fluctuations will affect the US dollar amounts received by holders of ADRs, depending on the foreign exchange rate at the time of the conversion of the dividend cash from euro to US dollar. The final dividend payment by SAP AG to the depositary bank is scheduled for May 24, 2012. The depositary bank will then convert the dividend payment from Euro into US-Dollar as promptly as practicable.

About SAP

As market leader in enterprise application software, SAP (NYSE: SAP) helps companies of all sizes and industries run better. From back office to boardroom, warehouse to storefront, desktop to mobile device – SAP empowers people and organizations to work together more efficiently and use business insight more effectively to stay ahead of the competition. SAP applications and services enable more than 183,000 customers to operate profitably, adapt continuously, and grow sustainably. For more information, visit www.sap.com.

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (“SEC”), including SAP’s most recent Annual Report on Form 20-F filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

SAP Recommends Dividend Increase of 83% to €1.10 per Share After Record Year	Page 2

For more information, press only:

Christoph Liedtke +49 (6227) 7-50383 christoph.liedtke@sap.com, CET

Daniel Reinhardt +49 (6227) 7-40201 daniel.reinhardt@sap.com, CET

Jim Dever +1 (610) 661-2161 james.dever@sap.com, ET

For more information, financial community only:

Stefan Gruber +49 (6227) 7-44872 investor@sap.com, CET

Follow SAP Investor Relations on Twitter at @sapinvestor.